Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated December 16, 2019

to

Prospectus dated April 19, 2019

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated April 19, 2019 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of January 1, 2020;

•	to disclose the calculation of our November 30, 2019 net asset value (“NAV”) per share for all share classes; and

•	to disclose the recent closing of a transaction providing us with a new source of debt financing.

January 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2020 (and repurchases as of December 31, 2019) is as follows:

Transaction Price (per share)

Class S	$25.3767

Class T	$25.1610

Class D	$25.1893

Class M	$25.2572

Class I	$24.6905

Class F*	$24.9525

Class Y*	$24.7335

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The January 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since November 30, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2019 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for November 30, 2019.

The following table provides a breakdown of the major components of our total NAV as of November 30, 2019 (dollar amounts in thousands):

Components of NAV	November 30, 2019
Loans receivable	$407,818
Mortgage-backed securities, at fair value	1,790
Other assets	5,922
Repurchase agreements payable, net of deferred financing costs	(249,020)
Credit facility payable	(9,000)
Accrued stockholder servicing fees (1)	(34)
Other liabilities	(5,591)

Net asset value	$151,885

Number of outstanding shares	6,066,010

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of November 30, 2019, we accrued under GAAP $4,236 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of November 30, 2019 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$14,246	$22,060	$6,323	$30,848	$28,145	$46,773	$3,490	$151,885
Number of outstanding shares	561,387	876,771	251,020	1,221,369	1,139,932	1,874,415	141,116	6,066,010

NAV per Share as of November 30, 2019	$25.3767	$25.1610	$25.1893	$25.2572	$24.6905	$24.9525	$24.7335

CLO Transaction

On December 5, 2019 (the “Closing Date”), we closed on a new source of debt financing totaling approximately $327.7 million through the issuance of a collateralized loan obligation (the “CLO Transaction”). The notes offered in the CLO Transaction were issued through our newly-formed subsidiary real estate investment trust, FS Rialto Sub-REIT LLC (“Sub-REIT”), and two wholly-owned financing subsidiaries of Sub-REIT, FS Rialto 2019-FL1 Issuer, Ltd., a newly incorporated exempted company with limited liability under the laws of the Cayman Islands, as issuer (the “Issuer”), and FS Rialto 2019-FL1 Co-Issuer, LLC, a newly-formed Delaware limited liability company, as co-issuer (the “Co-Issuer” and, together with the Issuer, the “CLO Issuers”).

On the Closing Date, the CLO Issuers issued four classes of notes, the Class A Notes, the Class A-S Notes, the Class B Notes and the Class C Notes (the “Offered Notes”), and the Issuer issued an additional three classes of notes, the Class D Notes, Class E Notes and the Class F Notes, each in the principal amount and having the characteristics and designations set forth in the table and description below (together with the Offered Notes, the “Notes”). In addition, concurrently with the issuance of the Notes, the Issuer issued 45,288.127 Preferred Shares, par value $0.001 per share, and with an aggregate liquidation preference equal to $1,000 per share (the “Preferred Shares” and, together with the Notes, the “Securities”).

The CLO Issuers issued or co-issued the Notes, as applicable, pursuant to the terms of an indenture, dated as of the Closing Date (the “Indenture”), by and among the CLO Issuers, our Company, as advancing agent (in such capacity, together with its permitted successors and assigns, the “Advancing Agent”), Wilmington Trust, National Association, as trustee (the “Trustee”), and Wells Fargo Bank, National Association, as note administrator and custodian (the “Note Administrator”). The Note Administrator will also act as paying agent, calculation agent, transfer agent, backup advancing agent and notes registrar for the Issuer. We will serve as the collateral manager for the Issuer (in such capacity, the “Collateral Manager”).

Class of Securities	Principal or Notional Amount	Percentage of the Aggregate Principal or Notional Amount of all Securities	Ratings (Moody’s / KBRA)	Initial Weighted Average Life of Notes(1)	Fully Extended Weighted Average Life of Notes(2)
Class A Notes	$224,837,000	52.750%	Aaa(sf) /AAA(sf)	2.78 years	3.42 years
Class A-S Notes	$47,418,000	11.125%	NR /AAA(sf)	3.61 years	4.49 years
Class B Notes	$27,173,000	6.375%	NR / AA-(sf)	3.94 years	4.69 years
Class C Notes	$28,237,000	6.625%	NR / A-(sf)	4.26 years	4.86 years
Class D Notes	$32,501,000	7.625%	NR / BBB-(sf)	4.49 years	4.95 years
Class E Notes	$9,590,000	2.250%	NR / BB-(sf)	4.53 years	4.95 years
Class F Notes	$11,188,000	2.625%	NR / B-(sf)	4.60 years	5.01 years
Preferred Shares	$45,288,127	10.625%	NR / NR	N/A	N/A

(1)

The initial weighted average life of each class of Notes has been calculated assuming certain collateral characteristics, including that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays off on its current maturity date without extension. There can be no assurances that such assumptions will be met.

(2)

The fully extended weighted average life of each class of Notes has been calculated assuming certain collateral characteristics, including that there are no prepayments, defaults or delinquencies and certain other modeling assumptions. In addition, it is assumed that each commercial real estate loan pays is fully extended to its maximum contracted extension term. There can be no assurances that such assumptions will be met.

The Notes will mature at par on the payment date in December 2036, unless redeemed or repaid prior thereto.

The Indenture allows for the exchange of all or a portion of certain classes of Notes for proportionate interests in one or more classes of certain other notes, as further explained under the heading “Exchangeable Notes” below.

The Offered Notes were placed pursuant to a Placement Agreement, dated as of November 18, 2019, by and among the Issuer, the Co-Issuer, our Company, the Seller, Wells Fargo Securities, LLC and Goldman Sachs & Co. LLC. The retention holder, which is our indirect wholly-owned subsidiary and a direct wholly-owned subsidiary of Sub-REIT, acquired 100% of the Class D Notes, the Class E Notes, the Class F Notes and the Preferred Shares issued on the Closing Date.

The Offered Notes represent limited recourse obligations of the Issuer and non-recourse obligations of the Co-Issuer payable solely from certain collateral interests acquired by the Issuer on and after the Closing Date and pledged under the Indenture. To the extent the collateral is insufficient to make payments in respect of the Offered Notes, none of the Issuer, the Co-Issuer, any of their respective affiliates or any other person will have any obligation to pay any further amounts in respect of the Offered Notes. The Class E Notes and the Class F Notes are not secured.

The Preferred Shares are subject to the terms and conditions of a Preferred Share Paying Agency Agreement, dated as of the Closing Date, among the Issuer, Wells Fargo Bank, as paying agent and transfer agent, and Maples FS Limited, as Preferred Share registrar. The Preferred Shares have no stated dividend rate. The holders of the Preferred Shares are entitled to receive monthly non-cumulative dividends on each payment date if and to the extent that funds are available for such purpose in accordance with the priority of payments and Cayman Islands law. Such dividends will be payable only to the extent of the Issuer’s distributable profits and/or share premium and only if the Issuer is and will remain solvent after such distributions are paid (each factor determined in accordance with Cayman Islands law). In addition, the holders of the Preferred Shares will be entitled to receive distributions in connection with the redemption thereof, payable from the collateral after payment of all specified amounts in accordance with the priority of payments and Cayman Islands law.

The Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

The proceeds from the issuance of the Securities on the Closing Date, after payment of certain fees and expenses, were used to (i) purchase an initial portfolio of collateral interests, (ii) fund the unused proceeds account for the purchase of additional collateral interests, (iii) repay amounts owed in respect of certain pre-Closing Date financings and (iv) undertake certain related activities.

The initial portfolio of collateral interests was purchased by the Issuer from FS CREIT Finance Holdings LLC (the “Seller”) pursuant to a Collateral Interest Purchase Agreement (the “Collateral Interest Purchase Agreement”), dated as of the Closing Date, by and among the Issuer, the Seller, our Company and, solely with regard to certain tax covenants, Sub-REIT. Pursuant to the Collateral Interest Purchase Agreement, the Seller made certain representations and warranties to the Issuer with respect to the collateral interests. In the event that a material breach of a representation or warranty or document defect with respect to any collateral interest exists, the Seller will have to either (a) correct or cure such breach of representation or warranty or document defect in all material respects, within 90 days (or as such time may be extended under the Collateral Interest Purchase Agreement) of discovery by the Seller or any party to the Indenture (to the extent such breach is capable of being corrected or cured), (b) make a cash payment to the Issuer in an amount that the Special Servicer (as defined below) determines is sufficient to compensate the Issuer or (c) repurchase such collateral interest at a repurchase price calculated as set forth in the Collateral Interest Purchase Agreement. We have guaranteed the obligation of the Seller to repurchase a collateral interest in connection with a material breach of a representation or warranty or a document defect pursuant to the Collateral Interest Purchase Agreement.

The Notes

Collateral

The Offered Notes will be secured by, among other things, (i) the commercial mortgage loans and participation interests in commercial mortgage loans acquired by the Issuer on the Closing Date and thereafter from time to time in accordance with the terms of the Indenture, (ii) the collection account, the participated loan collection account, the payment account, the unused proceeds account, the custodial account and the related security entitlements and all income from the investment of funds in any of the foregoing at any time credited to any of the foregoing accounts, (iii) the eligible investments purchased from deposits in certain accounts, (iv) the Issuer’s rights under certain agreements (including the Collateral Management Agreement, the Collateral Interest Purchase Agreement and the Servicing Agreement, each as defined herein), (v) all amounts delivered to the Note Administrator or its bailee (directly or through a securities intermediary), (vi) all other investment property, instruments and general intangibles in which the Issuer has an interest, (vii) the Issuer’s ownership interests in and rights in all permitted subsidiaries and (viii) all proceeds of the foregoing (collectively, the “Collateral”); however, the Collateral will not include, and the Offered Notes will not be secured by, any interests in certain excepted property enumerated in the Indenture.

Maturity

The Notes will mature at par on the payment date in December 2036, unless redeemed or repaid prior thereto.

Interest Rate

For purposes of the below, “Benchmark” means, initially, one-month LIBOR; provided that if LIBOR or the then-current alternative benchmark is replaced, then “Benchmark” means the applicable replacement.

Class A Notes. The Class A Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus (b)(i) with respect to each payment date (and related interest accrual period), 1.200% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in October 2025, 0.25%.

Class A-S Notes. The Class A-S Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus, (b)(i) with respect to each payment date (and related interest accrual period), 1.4500% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in October 2025, 0.25%.

Class B Notes. The Class B Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus, (b)(i) with respect to each payment date (and related interest accrual period), 1.900% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in October 2025, 0.50%.

Class C Notes. The Class C Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus, (b)(i) with respect to each payment date (and related interest accrual period), 2.500% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in October 2025, 0.50%.

Class D Notes. The Class D Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus, (b)(i) with respect to each payment date (and related interest accrual period), 2.800% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in October 2025, 0.50%.

Class E Notes. The Class E Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus, (b)(i) with respect to each payment date (and related interest accrual period), 4.500% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in January 2022, 0.50%.

Class F Notes. The Class F Notes will bear interest during each interest accrual period at a per annum rate equal to the sum of (a) the Benchmark plus, (b)(i) with respect to each payment date (and related interest accrual period), 6.000% plus, (ii) with respect to each payment date (and related interest accrual period) on and after the payment date in January 2022, 0.50%.

Interest on the Notes will be calculated based on the actual number of days in the related interest accrual period, assuming a 360-day year.

The failure to pay interest on the Class A Notes, the Class A-S Notes or the Class B Notes at any time or, if no Class A Notes, Class A-S Notes or Class B Notes are outstanding, on any other class of Notes at the time such class of Notes is the most senior class of Notes outstanding, will constitute an event of default under the Indenture (following any applicable grace period).

For so long as any class of Notes with a higher priority is outstanding, any interest due on the Class C Notes, the Class D Notes, the Class E Notes and the Class F Notes that is not paid as a result of the operation of the priority of payments on any payment date (any such interest, “Deferred Interest”) will be deferred, will not be considered “due and payable” and the failure to pay such Deferred Interest will not be an event of default under the Indenture. Any Deferred Interest will be added to the outstanding principal balance of such class of Notes.

Principal payments on each class of Notes will be paid in accordance with the priority of payments set forth in the Indenture.

Exchangeable Notes

The Indenture allows for the exchange of all or a portion of the Class E Notes and the Class F Notes, as follows: (i) the Class E Notes may be exchanged for proportionate interests in the Class E-E Notes (as defined in the Indenture) and the Class E-X Notes (as defined in the Indenture) and (ii) the Class F Notes may be exchanged for proportionate interests in the Class F-E Notes (as defined in the Indenture) and the Class F-X Notes (as defined in the Indenture), in the manner set forth in the Indenture.

Subordination of the Notes

In general, payments of interest and principal on any class of Notes are subordinate to all payments of interest and principal on any class of Notes with a more senior priority. Generally, all payments on the Notes will be subordinate to certain payments required to be made in respect of any interest advances and certain other expenses. Payments on the Notes will be senior to any payments on or in respect of the Preferred Shares to the extent required by the priority of payments set forth in the Indenture.

Note Protection Tests

The Notes are subject to note protection tests (the “Note Protection Tests”), which will be used primarily to determine whether and to what extent interest received on the collateral interests may be used to make certain payments subordinate to interest and principal payments to the Offered Notes in the priority of payments set forth in the Indenture.

If either of the Note Protection Tests are not satisfied as of any determination date, then on the next payment date, interest proceeds will be used to redeem the Offered Notes in accordance with the priority of payments until such Note Protection Tests are satisfied.

The following chart specifies the minimum ratios required for each Note Protection Test to be satisfied for the Notes.

Note Protection Test	Ratio
Minimum Par Value	115.98%
Minimum Interest Coverage	120.00%

The par value ratio is, as of any measurement date, the number (expressed as a percentage) calculated by dividing (a) the net outstanding portfolio balance on such measurement date by (b) the sum of the aggregate outstanding amount of the Class A Notes, the Class A-S Notes, the Class B Notes, the Class C Notes and the Class D Notes and the amount of any unreimbursed interest advances.

The interest coverage ratio is generally equal to the interest proceeds from the collateral portfolio divided by the interest payable on the Offered Notes.

Collateral Management Agreement

Pursuant to a Collateral Management Agreement, dated as of December 5, 2019, between the Issuer and our Company (the “Collateral Management Agreement”), our Company will serve as collateral manager for the CLO Issuers.

As compensation for the performance of its obligations as Collateral Manager, the Collateral Manager is entitled to receive a fee, payable monthly in arrears, equal to (unless waived) 0.10% per annum of the sum of the net outstanding portfolio balance to the extent funds are available. We have agreed to waive our entitlement to such Collateral Manager fee for so long as we or our affiliate is the Collateral Manager.

The Collateral Manager may be removed upon at least 30 days’ prior written notice by the Issuer or the Trustee, if (i) certain events of default have occurred by the Collateral Manager and (ii) if the holders of at least 66-2/3% in aggregate outstanding amount of each class of Notes then outstanding give written notice to the Collateral Manager, the Issuer and the Trustee directing such removal. The Collateral Manager cannot be removed without cause but may resign as Collateral Manager upon 90 days’ prior written notice. Upon any resignation or removal of the Collateral Manager while any of the Notes are outstanding, holders of a majority of the Preferred Shares (excluding any Preferred Shares held by certain related parties) will have the right to instruct the Issuer to appoint an institution identified by such holders as replacement Collateral Manager. In the event that (i) 100% of the aggregate outstanding Preferred Shares are held by related parties, (ii) the proposed replacement Collateral Manager is an affiliate of the Collateral Manager, and (iii) the appointment of the proposed replacement Collateral Manager would constitute an “assignment” under the Investment Advisers Act of 1940, the holders of at least a majority of the aggregate outstanding principal balance of the most junior class of Notes not 100% owned by related parties (excluding any Notes held by related parties to the extent the replacement Collateral Manager is an affiliate of the Collateral Manager or the Collateral Manager has been removed after the occurrence of an event of default) may direct the Issuer to appoint an institution identified by such holders as replacement Collateral Manager.

Except with respect to the limitations set forth in the Indenture, the Collateral Manager is not obligated to pursue any particular investment strategy or opportunity with respect to the collateral interests.

Reinvestment and Ramp-Up Periods

The CLO Transaction includes (i) a ramp-up period (unless no funds remain to purchase additional collateral interests or the Collateral Manager otherwise determines to terminate the ramp-up period) starting on the Closing Date and ending on the sixth payment date (the “Ramp-Up Period”) and (ii) a 24-month reinvestment period (unless all of the Notes are redeemed or an event of default occurs before such date) (the “Reinvestment Period”). During each such periods, the Issuer may acquire additional (a) commercial mortgage loans or (b) participation interests in commercial mortgage loans, using, (i) during the Ramp-Up Period, proceeds from the issuance of the Securities, and (ii) during the Reinvestment Period, interest, principal, and sale proceeds from the collateral portfolio and certain other proceeds, as set forth in the Indenture.

The Servicing Agreement

Except for certain non-serviced loans, the commercial real estate loans will be serviced by Wells Fargo Bank, National Association, as servicer (the “Servicer”), and Rialto Capital Advisors, LLC, as special servicer (the “Special Servicer”), pursuant to a Servicing Agreement (the “Servicing Agreement”), dated as of December 5, 2019, by and among the Issuer, the Collateral Manager, the Servicer, the Special Servicer, the Advancing Agent, the Trustee and the Note Administrator.

The Servicing Agreement requires each of the Servicer and the Special Servicer to diligently service and administer the commercial real estate loans (other than certain non-serviced loans) and any applicable mortgaged property acquired directly or indirectly by the Special Servicer for the benefit of the secured parties under the Indenture. In connection with their respective duties under the Servicing Agreement, the Servicer and the Special Servicer (or any replacement servicer or special servicer) are entitled to monthly servicing and special servicing fees, as described in the Servicing Agreement.

The Issuer is a Taxable Mortgage Pool

The Issuer is a “taxable mortgage pool” (“TMP”) under the Internal Revenue Code of 1986, as amended (the “Code”). So long as the Issuer is wholly-owned by Sub-REIT and Sub-REIT remains qualified as a real estate investment trust (“REIT”) under the Code, the Issuer is expected to be treated as a “qualified REIT subsidiary” that is generally treated as part of Sub-REIT rather than as a fully taxable C corporation, which is the general treatment of a TMP that is not a wholly-owned subsidiary of a REIT.

However, “excess inclusion income” (“EII”) attributable to a TMP, if distributed to the stockholders of a REIT, is taxable in all events to those stockholders regardless of the general tax characteristics of, and any tax attributes (such as net operating losses) otherwise available to, such stockholders. For example, EII would be unrelated business taxable income if it were distributed as dividends to our stockholders that are otherwise generally exempt from U.S. federal income tax. We do not intend to distribute EII to its stockholders, but to instead pay (or cause to be paid) corporate income tax on such EII as and when it arises. Although we do not expect that the amount of any such corporate income tax will be material, there are various uncertainties concerning the correct computation of EII, which are to be based on regulations that have not yet been issued. These uncertainties could increase the amount of EII taxable to us or Sub-REIT above the amount we anticipate, could result in a portion of the dividends distributed to stockholders being treated as EII, or both.

In addition, if the Issuer ceased to be a “qualified REIT subsidiary”, that would, subject to certain exceptions, generally be an event of default under the Indenture. In order for the Issuer to remain a “qualified REIT subsidiary” under the Code, it must remain wholly-owned at all times by Sub-REIT or by another REIT. This generally will require Sub-REIT to retain not only all the equity in the Issuer, but also all of those classes of Notes as to which our counsel is unable to render an opinion that they will be treated as indebtedness for U.S. federal income tax purposes if they are sold to another party. Such restrictions on transfer will restrict the liquidity of the equity in the Issuer and of the Class E Notes and the Class F Notes, and indirectly the assets that secure the Notes, and could prevent us and Sub-REIT from transferring all or part of those positions in circumstances in which it would otherwise do so.